SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934 (Amendment No. )

Gran Tierra Energy Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

38500T101
(CUSIP Number)

March 6, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Amber Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,780,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,780,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,780,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Amber Capital UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,780,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,780,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,780,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS Amber Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,780,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,780,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,780,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Amber Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,780,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,780,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,780,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Michel Brogard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Unites States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,780,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,780,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,780,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Joseph Oughourlian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,780,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,780,536
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,780,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Gran Tierra Energy Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 300, 625 – 11th Avenue S.W. Calgary, Alberta, Canada T2R 0E1.

Item 2(a).	NAME OF PERSON FILING:[1]

This statement is filed by:

(i)	Amber Capital Management LP (“Amber Capital Management”), duly incorporated in the Cayman Islands and, in its capacity as an investment manager controls Amber UK and Amber Capital, with respect to the Common Stock directly held by Amber Global (as defined below);

(ii)	Amber Capital UK LLP (“Amber UK”), a Limited Liability Partnership incorporated, authorized and regulated by the Financial Conduct Authority in the United Kingdom, with respect to the Common Stock directly held by Amber Global;

(iii)	Amber Capital LP (“Amber Capital”), a Delaware limited partnership, with respect to the Common Stock directly held by Amber Global;

(iv)	Amber Global Opportunities Master Fund Ltd. ("Amber Global") , a Cayman Island exempted company, with respect to the Common Stock directly held by it;

(v)	Michel Brogard ("Mr. Brogard"), a managing member of Amber Capital Management GP Ltd., the general partner of Amber Capital Management, with respect to the Common Stock directly held by Amber Global; and

(vi)	Joseph Oughourlian ("Mr. Oughourlian"), a managing member of Amber Capital Management GP Ltd., the general partner of Amber Capital Management, with respect to the Common Stock directly held by Amber Global.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:

(i)	Amber Capital Management: PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

1Add Reporting Persons, as appropriate.

(ii)	Amber UK: Kent House, 14-17 Market Place, London, United Kingdom W1W 8AJ;

(iii)	Amber Capital: 900 Third Avenue, Suite 1103, New York, New York, 10022, USA;

(iv)	Amber Global: PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

(v)	Mr. Brogard: 900 Third Avenue, Suite 1103, New York, New York, 10022; and

(vi)	Mr. Oughourlian: 14-17 Market Place, London, United Kingdom, W1W 8AJ.

Item 2(c).	CITIZENSHIP:

Amber Capital Management is a limited partnership organized under the laws of the Cayman Islands. Amber UK is a limited liability partnership organized under the laws of the United Kingdom. Amber Capital is a limited partnership organized under the laws of the State of Delaware. Amber Global is an exempted company organized under the laws of the Cayman Islands. Mr. Brogard is a citizen of the United States of America. Mr. Oughourlian is a citizen of France.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

38500T101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used herein are calculated based upon 276,108,951 shares of Common Stock issued and outstanding as of February 24, 2015 as reported by the Company in its Annual Report on Form 10-K for the period ended December 31, 2014 filed on March 2, 2015.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 16, 2015

AMBER CAPITAL MANAGEMENT lp

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

amber capital Uk LLP

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

amber capital LP

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

Amber Global Opportunities Master Fund Ltd.

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

/s/ Michel Brogard
Michel Brogard

/s/ Joseph Oughourlian
Joseph Oughourlian

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 16, 2015

AMBER CAPITAL MANAGEMENT lp

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

amber capital Uk LLP

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

amber capital LP

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

Amber Global Opportunities Master Fund Ltd.

By:	/s/ Jamie Craver
Name:	Jamie Craver
Title:	Authorized Person

/s/ Michel Brogard
Michel Brogard

/s/ Joseph Oughourlian
Joseph Oughourlian